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                                                                    Exhibit 23.1

                        CONSENT OF INDEPENDENT AUDITORS

The Board of Directors
Corillian Corporation:

We consent to the use of our Independent Auditors' Report dated January 21, 2000, except as to note 11, which is as of March 16, 2000, relating to the balance sheets of Corillian Corporation as of December 31, 1998 and 1999, and the related statements of operations, redeemable convertible preferred stock and shareholders' equity (deficit) and cash flows for the period from April 9, 1997 (date of inception) to December 31, 1997 and for each of the years in the two-year period ended December 31, 1999 which report is included in the Registration Statement and Prospectus of Corillian Corporation, and to the reference to our firm under the headings "Selected Financial Data" and "Experts" in the Prospectus.

                                          /s/ KPMG LLP

Portland, Oregon
April 12, 2000